

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 31, 2006

via U.S. mail and facsimile

Dennis M. Loughran
Vice President, Finance and Chief Financial Officer
Rogers Corporation
P.O. Box 188
One Technology Drive
Rogers, Connecticut 06263-0188

> **Re:** **Rogers Corporation**
> **Form 10-K for the Fiscal Year Ended January 1, 2006**
> **Filed March 31, 2006**
> **File No. 1-4347**

Dear Mr. Loughran:

      We have reviewed your response letter dated June 29, 2006 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Note 3 – Goodwill and Other Intangible Assets, page 50

1. With regards to your response to the second bullet of comment 1 in our letter dated June 19, 2006, please tell us if you add the "actual corporate allocations" you are removing from the operating income/(loss) of your "non-strategic" reporting units to your "strategic" reporting units to assess impairment. If you do not, please tell us why you believe excluding these costs is appropriate.

2. We note your response to the third bullet of comment 1 in our letter dated June 19, 2006. We further note the press release furnished in your Form 8-K filed on June 30, 2006, that states you are testing the assets for your polyolefin foam and polyester-based laminates reporting units for impairment. Please provide us the following:
    * The impairment tests you prepare for the second quarter of fiscal year 2006 regardless of whether you determine impairment charges are necessary.

- A comprehensive analysis of the circumstances that resulted in changes in each material assumption that differs from your analysis as of January 1, 2006 that you provided in your May 9, 2006 letter, including, sales growth rates, division profit growth rates, terminal year growth rate, and discount rate. You should explain the information that resulted in changed assumptions that was not known as of January 1, 2006. For example, please tell us the specific "recent market and customer developments" that you believe may result in the fair values of your reporting units being less than their carrying values.
- The details of the "unforeseen recent competitive developments" that specifically affect polyolefin foams and why such developments were previously unforeseen.
- For polyester-based laminates, you attribute at least part of the potential impairment to the cable industry. However, your explanation for the increase in sales and profitability of the polyester-based laminates reporting unit is a change in focus from products related to the cable industry to non-cable industry products. Please explain this potential inconsistency between your press release and your response letter dated June 29, 2006. You also attribute the potential impairment to polyester-based laminates to a delay in higher-margin non-cable products offerings. Please tell us when you originally expected such products to be offered and when you now expect such products to be offered.

3. With regard to your response in your letter dated June 29, 2006, please provide us with the following additional information:
   - Additional information about the contract you renegotiated with the polyolefin foams sole customer at the end of 2005, such as why the contract was renegotiated and why the customer agreed to price increases of 30% on the renegotiated contract. As the contract ends in fiscal year 2006, please tell us whether you expect to negotiate another contract with similar profit margins and the period over which the contract will relate.
   - On page 4 of your June 29, 2006 response letter, you state the reason polyolefin foams does not require any sales and marketing costs is that there is a limited customer base that is already in place. You further state that you have limited plans to expand this reporting unit's product line offerings. On page 7 of your response letter, you state that polyolefin foams has one customer, yet you expect to generate new products geared towards the automotive industry that you anticipate will result in increased sales by ten percent. Please tell us what stage you are at for preparing a new product offering for the automotive industry and when you intend to make such an offering available to the automotive industry. Please tell us in which fiscal year of your goodwill impairment test you included an increase to sales for this new product offering. Please tell us why you do not believe you will be required to market this new product offering.

- On page 9 of your response letter you state that elastomer components is operating at break even levels for the first quarter of fiscal year 2006 without the corporate allocations. As such, please provide us with additional explanation as to why you expect to recognize division profit and adjusted operating profit for elastomer components for fiscal years 2006 through 2010.

4. We note the revised disclosure you intend to include in future filings to address the impairment indicators noted for your reporting units within your other reportable segment as of January 1, 2006. Your revised disclosures appear to only include the types of assumptions in your goodwill impairment tests. Your revised disclosures do not appear to alert investors with regard to the uncertainties about the recoverability of the assets for the reporting units within your other reportable segment. We believe you should revise future filings to:
   - Clearly identify those reporting units for which recoverability of the assets is uncertain and the amount of assets at risk.
   - State the sensitivity of the assumptions included in estimating the fair value of the impact of a plus or minus change in the assumptions included in the goodwill impairment test (i.e., revenue growth rates, profit margins, terminal year growth rate, discount rate, etc.).
   - Finally, if the headroom between the estimated fair value and the carrying value of the reporting unit is not materially different, disclose such amount. In this regard, the low end of the range you included in your Form 10-K for the fiscal year ended January 1, 2006 and your response letter does not appear to be consistent with the goodwill impairment tests as of January 1, 2006 you provided to us for your reporting units within the other reportable segment. Please advise.

5. Finally, if you determine that the polyolefin foams and polyester-based laminates reporting units are impaired as of the end of your second quarter of fiscal year 2006, we would expect to see disclosures as to why impairments existed at the end of the second quarter of fiscal year 2006 but not at the end of fiscal year 2005. Such disclosures should include, but are not limited to, the following:
   - A detailed discussion of the operating results for each of the reporting units prior to the charge as compared to the period in which the charge is recognized. The disclosures should support management's position that goodwill was not impaired as of January 1, 2006.
   - A detailed discussion of all the factors that led to the impairment charge, how those factors contributed to the goodwill impairment, and when those factors were first identified.
   - A detailed discussion of the changes in each of the assumptions used to estimate the fair value of the each reporting unit.
   Please provide us with the disclosure you intend to include in your second quarter of fiscal year 2006 Form 10-Q.

Dennis M. Loughran
Rogers Corporation
July 31, 2006
Page 4

Note 8 – Income Taxes, page 57

6. We note your response to comment 2 in our letter dated June 19, 2006. However, it appears to us that the significant assumptions underlying your tax provisions and the change in estimate related to your fiscal year 2004 income tax provision that increased your fiscal year 2005 net income by 11.9% should have been more thoroughly disclosed and discussed. Please be advised that, in future periodic filings, we believe you should more specifically identify the material assumptions used in estimating your income tax provision and provide a sensitivity analysis of those assumptions. We also believe you should disclose and discuss the reasons for and impact of changes in estimates, to the extent material.

7. We note that you completed the extraterritorial income exclusion benefit in the third quarter of fiscal year 2005 but you recognized the change in estimate in the fourth quarter of fiscal year 2005. Please explain to us why you recorded this change in estimate during the fourth fiscal quarter of fiscal year 2005 instead of when the calculation was completed.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Anne McConnell at (202) 551-3709, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief